                                                                    EXHIBIT 99.1

ITEM 1. BUSINESS

                             ENVIRONMENTAL MATTERS

GENERAL ENVIRONMENTAL ISSUES

     We are subject to numerous federal, state and local requirements relating to the protection of the environment and the safety and health of personnel and the public. These requirements relate to a broad range of our activities, including the discharge of pollutants into air, water, and soil; the proper handling of solid, hazardous and toxic materials; and waste, noise, and safety and health standards applicable to the workplace. In order to comply with these requirements, we will spend substantial amounts from time to time to construct, modify and retrofit equipment, acquire air emission allowances for operation of our facilities, and to clean up or decommission disposal or fuel storage areas and other locations as necessary.

     If we do not comply with environmental requirements that apply to our operations, regulatory agencies could seek to impose on us civil, administrative and/or criminal liabilities as well as seek to curtail our operations. Under some statutes, private parties could also seek to impose upon us civil fines or liabilities for property damage, personal injury and possibly other costs.

     Under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, owners and operators of facilities from which there has been a release or threatened release of hazardous substances, together with those who have transported or arranged for the disposal of those substances, are liable for:

     - the costs of responding to that release or threatened release; and

     - the restoration of natural resources damaged by any such release.

     We are not aware of any liabilities under CERCLA that would have a material adverse effect on us, our financial position, results of operations or cash flows.

AIR EMISSIONS

     As part of the 1990 amendments to the Federal Clean Air Act, requirements and schedules for compliance were developed for attainment of health-based standards. As part of this process, standards for NOx emissions, a product of the combustion process associated with power generation and natural gas compression, are being developed or have been finalized. The Texas Commission on Environmental Quality standards require reduction of emissions from Texas Genco's power generating units and some of our natural gas compression facilities. As of December 31, 2002, Texas Genco had invested $551 million for NOx emission controls, and it is planning to make expenditures of at least $131 million in the years 2003 through 2005, with possible additional expenditures after 2005. NOx control estimates for 2006 and 2007 have not been finalized. The Texas Utility Commission has initially approved Texas Genco's NOx emission reduction plan in the amount of $699 million as the most cost-effective alternative in achieving compliance with applicable air quality standards for these generation facilities. Texas Genco is required to fund NOx reduction projects for pipelines in East Texas at a cost of $16.2 million, which is included in the amounts described above.

     The Environmental Protection Agency (EPA) has announced its determination to regulate hazardous air pollutants, including mercury, from coal-fired and oil-fired steam electric generating units under Section 112 of the Clean Air Act. The EPA plans to develop Maximum Achievable Control Technology (MACT) standards for these types of units as well as for turbines, engines and industrial boilers. The rulemaking for coal and oil-fired steam electric generating units must be completed by December 2004. Compliance with the rules will be required within three years thereafter. The MACT standards that will be applicable to the Texas Genco units cannot be predicted at this time and may adversely impact Texas Genco's operations. The rulemaking for turbines is expected to be complete in August 2003, and for engines and industrial boilers in early February 2004. Based on the rules currently proposed, management does not anticipate a materially adverse impact in interstate pipeline operations or Texas Genco's operations.

     In 1998, the United States became a signatory to the United Nations Framework Convention on Climate Change (Kyoto Protocol). The Kyoto Protocol calls for developed nations to reduce their emissions of greenhouse gases. Carbon dioxide, which is a major byproduct of the combustion of fossil fuel, is considered to be a greenhouse gas. In 2002, President Bush withdrew the United States' support for the Kyoto Protocol. Since this withdrawal, Congress has explored a number of other alternatives for regulating domestic greenhouse gas emissions. If the country re-enters and the United States Senate ultimately ratifies the Kyoto Protocol and/or if the United States Congress adopts other measures for the control of greenhouse gases, any resulting limitations on power plant carbon dioxide emissions could have a material adverse impact on all fossil fuel-fired electric generating facilities, including those belonging to Texas Genco.

     The EPA is conducting a nationwide investigation regarding the historical compliance of coal-fueled electric generating stations with various permitting requirements of the Clean Air Act. Specifically, the EPA and the United States Department of Justice have initiated formal enforcement actions and litigation against several other utility companies that operate these stations, alleging that these companies modified their facilities without proper pre-construction permit authority. To date, Texas Genco has not received requests for information related to work activities conducted at its facilities. The EPA has not filed an enforcement action or initiated litigation in connection with Texas Genco facilities. Nevertheless, any litigation, if pursued successfully by the EPA, could accelerate the timing of emission reductions currently contemplated for the facilities and result in the imposition of penalties.

     In February 2001, the United States Supreme Court upheld previously adopted EPA ambient air quality standards for fine particulate matter and ozone. While attaining these new standards may ultimately require expenditures for air quality control system upgrades for our facilities, regulations establishing required controls are not expected until after 2005. Consequently, it is not possible to determine the impact on our operations at this time.

     In July 2002, the White House sent to Congress a bill proposing the Clear Skies Act of 2002. The Act is designed to achieve long-term reductions of multiple pollutants produced from fossil fuel-fired power plants. The Act targets reductions averaging 70% for sulfur dioxide, NOx and mercury emissions. If approved by the United States Congress, the Act would create a gradually imposed market-based compliance program that would come into effect initially in 2008 with full compliance required by 2018. Fossil fuel-fired power plants owned by companies like Texas Genco would be affected by the adoption of this program, or other legislation currently pending in the United States Congress addressing similar issues. To comply with such programs, Texas Genco and other regulated entities could pursue a variety of strategies including the installation of pollution controls, the purchase of emission allowances or the curtailment of operations.

WATER ISSUES

     In July 2000, the EPA issued final rules for the implementation of the total maximum daily load (TMDL) program. The goal of the TMDL program is to restore waters designated as impaired by identifying and restricting the loading of pollutants contributing to the impairment. While we are not aware of any of our facilities being directly affected by the current TMDL developments, there is the potential that the establishment of TMDLs may eventually result in more stringent discharge limits in our plant discharge permits. Such limits could require our facilities to install additional water treatment facilities or equipment, modify operational practices or implement other water quality improvement measures. In October 2001, the EPA signed a final rule delaying the effective date of the TMDL rule until April 30, 2003. In December 2002, the EPA published a proposed rulemaking that would withdraw the July 2000 rule.

     In April 2002, the EPA proposed rules under Section 316(b) of the Clean Water Act relating to the design and operation of cooling water intake structures. This proposal is the second of three current phases of rulemaking dealing with Section 316(b) and generally would affect existing facilities that use significant quantities of cooling water. Under the amended court deadline, the EPA is to issue final rules for these Phase II facilities by February 2004. While the requirements of the final rule cannot be predicted at this time, significant capital expenditures by Texas Genco could be required. We anticipate that substantial comments and, if necessary, litigation will be filed by affected parties to attempt to achieve an acceptable final regulation.

     The EPA and the State of Texas periodically update water quality standards in response to new toxicological data and the development of enhanced analytical techniques that allow lower detection levels. The lowering of water quality criteria for parameters such as arsenic, mercury and selenium could affect generating facility discharge limitations and require our facilities to install additional treatment equipment.

LIABILITY FOR PREEXISTING CONDITIONS AND REMEDIATION

     Asbestos and Other. As a result of their age, many of our facilities contain significant amounts of asbestos insulation, other asbestos-containing materials and lead-based paint. Existing state and federal rules require the proper management and disposal of these potentially toxic materials. We have developed a management plan that includes proper maintenance of existing non-friable asbestos installations, and removal and abatement of asbestos containing materials where necessary because of maintenance, repairs, replacement or damage to the asbestos itself. We have planned for the proper management, abatement and disposal of asbestos and lead-based paint at our facilities.

     We have been named, along with numerous others, as a defendant in a number of lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos while working at sites along the Texas Gulf Coast. Most of these claimants have been third party workers who participated in construction of various industrial facilities, including power plants, and some of the claimants have worked at locations owned by us. We anticipate that additional claims like those received may be asserted in the future, and we intend to continue our practice of vigorously contesting claims that we do not consider to have merit. Although their ultimate outcome cannot be predicted at this time, we do not believe, based on our experience to date, that these matters, either individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or cash flows.

     Manufactured Gas Plant Sites. CERC and its predecessors operated manufactured gas plants (MGP) in the past. In Minnesota, remediation has been completed on two sites, other than ongoing monitoring and water treatment. There are five remaining sites in CERC's Minnesota service territory, two of which CERC believes it neither owned or operated, and for which CERC believes it has no liability.

     At December 31, 2002, CERC had accrued $19 million for remediation of the Minnesota sites. At December 31, 2002, the estimated range of possible remediation costs was $8 million to $44 million based on remediation continuing for 30 to 50 years. The cost estimates are based on studies of a site or industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites to be remediated, the participation of other potentially responsible parties (PRP), if any, and the remediation methods used. CERC has an environmental expense tracker mechanism in its rates in Minnesota. CERC has collected $12 million at December 31, 2002 to be used for future environmental remediation.

     CERC has received notices from the United States Environmental Protection Agency and others regarding its status as a PRP for other sites. Based on current information, the Company has not been able to quantify a range of environmental expenditures for potential remediation expenditures with respect to other MGP sites.

     Hydrocarbon Contamination. In August 2001, a number of Louisiana residents who live near the Wilcox Aquifer filed suit in the 1st Judicial District Court, Caddo Parish, Louisiana against CERC and others. The suit alleges that CERC and the other defendants allowed or caused hydrocarbon or chemical contamination of the Wilcox Aquifer, which lies beneath property owned or leased by the defendants and is the sole or primary drinking water aquifer in the area. The monetary damages sought are unspecified. In April 2002, a separate suit with identical allegations against the same parties was filed in the same court. Additionally, in January 2003, a third suit with similar allegations was filed against the same parties in the 26th Judicial District Court, Bossier Parish, Louisiana.

     Mercury Contamination. Like similar companies, our pipeline and natural gas distribution operations have in the past employed elemental mercury in measuring and regulating equipment. It is possible that small amounts of mercury may have been spilled in the course of normal maintenance and replacement operations and that these spills may have contaminated the immediate area around the meters with elemental mercury. We have found this type of contamination in the past, and we have conducted remediation at sites found to be contaminated. Although we are not aware of additional specific sites, it is possible that other contaminated sites may exist and that remediation costs may be incurred for these sites. Although the total amount of these costs cannot be known at this time, based on our experience and that of others in the natural gas industry to date and on the current regulations regarding remediation of these sites, we believe that the cost of any remediation of these sites will not be material to our financial position, results of operations or cash flows.

ITEM 3. LEGAL PROCEEDINGS

     For a brief description of certain legal and regulatory proceedings affecting us, see "Regulation" and "Environmental Matters" in Item 1 of this report and Notes 4 and 13 to our consolidated financial statements.